SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Significant Event regarding Internal Regulations for Conduct in the Securities Market of Iberdrola, S.A. and its Group of Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS SANCHEZ
Name: Julián Martínez-Simancas Sánchez
Title: General Secretary

Date: April 27, 2007

Exhibit 99.1

Julián Martínez-Simancas General Secretary

NATIONAL SECURITIES MARKET COMMISSION

To the attention of Mr. Rodrigo Buenaventura

Director of the Markets Division

Paseo de la Castellana, 19

28046 Madrid

Bilbao, April 27, 2007

Re:	Internal Regulations for Conduct in the Securities Markets.

Dear Sir:

We are pleased to inform you that the Internal Regulations for Conduct in the Securities Markets of Iberdrola, S.A. and its Group of Companies, which was approved by the Company’s Board of Directors on February 20, 2007 (as reported to the National Securities Market Commission as Significant Event no. 76,979 on the same date), will enter into effect tomorrow, April 28, 2007, thirty (30) days after fulfillment of the condition precedent established by the Board of Directors in order for the Regulations to enter into effect and which was referred in the abovementioned Significant Event. (Attached hereto is the text of such Regulations).

Furthermore, we inform you that the composition of the Regulatory Compliance Unit has been adjusted to conform to the provisions of Article 13.1 of such Regulations, with the Board of Directors taking notice of the new composition at its meeting of April 24, 2007.

The mentioned Unit will be chaired by the General Secretary of IBERDROLA, Julián Martínez-Simancas, with Javier Pastor Zuazaga and Miguel Arrieta Garramiola being appointed respectively as Director and Secretary thereof.

[Stamp of the Secretary of IBERDROLA]

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

1

INTERNAL REGULATIONS

FOR

CONDUCT IN THE SECURITIES MARKET

OF

IBERDROLA, S.A.

AND

ITS GROUP OF COMPANIES

CURRENT TEXT APPROVED BY THE GENERAL SHAREHOLDERS’ MEETING HELD ON MARCH 29, 2007

PREAMBLE	1

PRELIMINARY TITLE. DEFINITIONS	1

Article 1. Definitions.	1

TITLE I. SUBJECTIVE SCOPE OF APPLICATION AND INCLUSION IN THE REGISTRY OF INSIDERS	3

Article 2. Subjective Scope of Application	3

Article 3. Inclusion in the Registry of Insiders	4

TITLE II. TRANSACTIONS IN AFFECTED SECURITIES	5

Article 4. Meaning of Transactions in Affected Securities	5

Article 5. Limitations on Transactions in Affected Securities	6

Article 6. Notification of Transactions in Affected Securities	7

TITLE III. TREATMENT OF NON-PUBLIC INFORMATION AND OF SIGNIFICANT INFORMATION	7

Article 7. Non-Public Information	7

Article 8. Confidential Documents	9

Article 9. Significant Information	10

Article 10. Manipulation of Market Prices	11

TITLE IV. CONFLICTS OF INTEREST	12

Article 11. Conflicts of Interest	12

Article 12. Transactions with Persons Subject to Conflict of Interest Rules	13

TITLE V. REGULATORY COMPLIANCE UNIT	13

Article 13. Regulatory Compliance Unit.	13

TITLE VI. BREACH AND EFFECTIVENESS OF THESE REGULATIONS	15

Article 14. Breach	15

Article 15. Effectiveness	15

ANNEX	16

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

PREAMBLE

The Board of Directors of Iberdrola, S.A. (hereinafter, “Iberdrola” or the “Company”) approved a set of Internal Regulations for Conduct in the Securities Markets at its meeting of July 9, 2003, in compliance with the provisions of Section 78 of Law 24/1988, of July 28, on the Securities Market (hereinafter, the “LMV” [Ley del Mercado de Valores]) and related provisions.

On February 20, 2007, the Board of Directors of Iberdrola decided to amend such Regulations in order to (i) adapt the contents thereof to the modifications introduced by Royal Decree 1333/2005, of November 11, which further elaborates upon the provisions of the LMV in the area of market abuse, and (ii) update the contents thereof from a technical point of view, such that the regulation of certain matters could be completed and clarified. For such purposes, the above-mentioned Board of Directors has approved this restated text of the Internal Regulations for Conduct in the Securities Markets (the “Regulations”).

These Regulations are issued for application thereof to Iberdrola and the companies that are part of the Iberdrola Group, as such term is defined below, in order to protect investors by promoting transparency rules aimed at avoiding wrongdoing, yet encouraging and facilitating shareholding by its directors and employees in strict compliance with applicable law.

PRELIMINARY TITLE. DEFINITIONS

Article 1. Definitions

For purposes of these Regulations, the following terms shall have the meaning set forth below:

1.	Senior Managers: All those managers who report directly to the Board of Directors or to the Chief Executive Officer of the Company, if any, and in every case, the Director of the Internal Audit Area.

2.	Confidential Documents: Documents, whatever the format thereof, that contain Non-Public Information.

3.	Iberdrola Group: Means Iberdrola and all subsidiaries and affiliated entities which are, with respect to the Company, in the situation contemplated in Section 4 of the LMV.

4.	Iberdrola / the Company: Means Iberdrola, S.A., a company domiciled in Bilbao (Biscay), at Cardenal Gardoqui, 8, with Tax ID Code A-48.010.615.

5.	Non-Public Information: All information of a specific nature directly or indirectly referring to Affected Securities issued by companies belonging to the Iberdrola Group, or to the Company or its Group, that has not been made public and that, if it is made or has been made public, could materially influence or could have appreciably influenced the price of Affected Securities on a market or organized trading system.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The information shall be deemed to be of a specific nature if it indicates a series of circumstances which occur, or may reasonably be expected to occur, or an event that has taken place, or may reasonably be expected to take place, when such information is specific enough to allow for the possibility of inferring the effect that such series of circumstances or events can have on the prices of Affected Securities or, as applicable, of the derivative financial instruments related thereto.

In addition, it shall be deemed that information can appreciably influence prices when such information is the kind of information that could be used by a reasonable investor as part of the basis for its investment decisions.

In connection with financial instruments on commodities, Non-Public Information shall be deemed to be all information of a specific nature, which has not been made public and directly or indirectly refers to one or more of such derivative financial instruments, which the users in the markets where such products are traded would expect to receive in accordance with market practices accepted in such markets.

In any event, it shall be deemed that users in the markets mentioned in the preceding paragraph would expect to receive information directly or indirectly related to one or more derivative financial instruments when the information (i) is regularly made available to the users in such markets or (ii) is mandatorily required to be disclosed by legal or regulatory provisions, market rules, contracts or customs of the underlying commodities market or the market of derivative instruments on commodities in question.

The provisions contained in this definition shall apply to negotiable securities or financial instruments in respect of which an application for trading has been filed with a market or organized trading system.

6.	Significant Information: All information relating to facts, decisions, agreements or contracts the knowledge of which may reasonably affect an investor’s decision to acquire or transfer Affected Securities and therefore may have a material influence on the listing price thereof on organized secondary markets, and which must be made public pursuant to securities market regulations.

7.	Insiders: Persons who are included in a Registry of Insiders under the provisions of Article Three below.

8.	Affected Persons: Persons to whom the Regulations apply and who are specified in the first sub-section of Article Two below.

9.	Persons Subject to Conflict of Interest Rules: Persons to whom Article Eleven applies and who are specified in the first paragraph of such Article.

10.	Registries of Insiders: Registries governed by the provisions of Article Three below.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

11.	Registry of Affected Persons: Registry governed by the provisions of the second subsection of Article Two below.

12.	Regulations: Restated text of the Internal Regulations for Conduct in the Securities Markets of Iberdrola and its Group, approved by the Board of Directors of the Company on February 20, 2007.

13.	Unit: Means the Regulatory Compliance Unit, which is the internal body of the Company entrusted with the duty, among others, of ensuring compliance with the Regulations. The composition and duties thereof are set forth in Article Thirteen below.

14.	Affected Securities: (i) negotiable securities issued by the Company and/or entities within the Company’s Group which have been admitted to trading on an organized secondary market; (ii) financial instruments and contracts granting the right to acquire such securities; (iii) financial instruments and contracts whose underlying assets consist of the above-mentioned securities, instruments or contracts; and (iv) securities, instruments and contracts of entities other than the Company and entities within the Company’s Group when expressly determined by the Unit, in order to best comply with these Regulations.

TITLE I. SUBJECTIVE SCOPE OF APPLICATION AND INCLUSION IN THE

REGISTRY OF INSIDERS

Article 2. Subjective Scope of Application

1.	These Regulations shall apply to the following persons:

a)	The members of the Board of Directors of the Company, including the Secretary and the Vice-Secretary, if any, of the Board, and the Senior Managers of the Company.

b)	Those persons who, pursuant to applicable regulations, are designated by the Unit owing to their habitual and recurring access to information that may be deemed non-public for purposes of the provisions of these Regulations.

2.	Affected Persons shall be included in the corresponding Registry of Affected Persons, which the Unit shall be responsible for preparing and updating. Such Registry shall include the following information: (i) identity of the Affected Persons; (ii) reason why such persons have been included in the Registry of Affected Persons, and (iii) dates of creation and update of such Registry.

The Registry of Affected Persons shall be updated immediately in the following cases: (i) when there is a change in the reasons why a person is included in the Registry; (ii) when it is necessary to add a new person to the Registry, and (iii) when a person included in the Registry ceases to have access to Non-Public Information, in which case, the date on which such circumstance occurs shall be noted.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The data contained in the Registry of Affected Persons shall be kept for at least five (5) years following the inclusion or last update thereof.

3.	The Unit shall inform Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances provided for in Organic Law 15/1999, of December 13, on the Protection of Personal Data. In addition, the Unit shall inform Affected Persons of the fact that they are subject to the Regulations, of the non-public nature of the information, of their duty of confidentiality with respect to such information, of the prohibition against using it, and of the violations and penalties that, if applicable, may arise from the improper use of Non-Public Information. The Unit shall also provide Affected Persons with a copy of these Regulations.

No later than fifteen (15) days after receiving a copy of these Regulations, Affected Persons must deliver to the Unit a duly signed consent statement, which is attached as an annex hereto, wherein they shall also indicate the number and identity of Affected Securities held by them, pursuant to the provisions of Article Four of these Regulations.

4.	The Unit shall maintain a copy of the Registry of Affected Persons in electronic format, which shall be made available to the supervisory authorities.

Article 3. Inclusion in the Registry of Insiders

1.	The Division or Area that specifically assumes the responsibility of leading a transaction in which Non-Public Information may be generated for purposes of these Regulations shall designate a person responsible for creating and keeping up-to-date a Registry of Insiders, which shall contain the following information: (i) the identity of all persons who have specific or habitual access to such information; (ii) the reason why such persons have been included in the Registry of Insiders, and (iii) the dates of creation and update of such Registry. The person responsible for any Registry of Insiders shall provide the Unit with a copy thereof.

Registries of Insiders shall be updated in the same cases as the Registry of Affected Persons. In addition, the data contained in a Registry of Insiders shall be kept for the same amount of time as those included in the Registry of Affected Persons, provided, however, that any Registry of Insiders may cease to be such at the time that the Non-Public Information that gave rise to its creation is disclosed to the market.

2.	The person responsible for a Registry of Insiders shall inform the persons who are included in any Registry of Insiders of the circumstances mentioned in the third sub section of Article Two above. In addition, the person responsible for a Registry of Insiders shall inform the persons who are included therein of their obligation to inform him/her of the identity of any other persons to whom Non-Public Information is provided in the ordinary course of their work, profession or position, in order for such persons to be included in the Registry of Insiders.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

3.	The Unit shall maintain a copy of the Registry of Insiders in electronic format, which shall be made available to the supervisory authorities.

TITLE II. TRANSACTIONS IN AFFECTED SECURITIES

Article 4. Meaning of Transactions in Affected Securities

1.	Transactions in Affected Securities shall be deemed to include those transactions which are carried out by Affected Persons regarding Affected Securities.

For purposes of the preceding paragraph, transactions shall mean any contracts whereby Affected Securities are acquired or transferred on the spot or on a forward or futures basis or whereby rights to acquire or transfer (including call and put options) such Securities are created, whether on a provisional or final basis, under limited or full ownership terms.

2.	For purposes of the provisions of Article Six of these Regulations, Transactions in Affected Securities shall be deemed to have been effected by Affected Persons not only when they are carried out by such persons directly but also when carried out by any of the following persons: (i) the spouses of Affected Persons or any other person with whom such persons have a relationship analogous to marriage pursuant to national legislation; (ii) their dependent children; (iii) relatives who have been living with them or have been in their care for at least one year before the date when the Transaction is conducted; (iv) any legal entity or trust which is directly or indirectly controlled by Affected Persons; or which has been created for their benefit; or whose financial interests are to a large extent equivalent to those of Affected Persons; or (v) intervening persons, which is understood to mean persons who carry out transactions in Affected Securities in their own name and on behalf of Affected Persons. Such capacity shall be presumed in the case of those persons whom the Affected Person provides total or partial coverage against the risks inherent in the transactions carried out.

3.	For purposes of these Regulations, the signing of a portfolio management contract is a transaction in Affected Securities. Therefore, the following rules shall apply to contracts signed by the Affected Person or by any of the persons mentioned in the preceding paragraph:

a)	Information to the manager: The manager shall be informed that the person is subject to these Regulations and of the contents thereof.

b)	Contracts: Discretionary portfolio management contracts shall contain clauses providing for any of the following conditions: (i) the express prohibition against the manager carrying out investment transactions in the Affected Securities that are prohibited by these Regulations, and (ii) an absolute and irrevocable warranty to the effect that the transactions will be carried out without the Affected Persons’ participation, and therefore, exclusively using the portfolio

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

manager’s professional judgment and in accordance with the criteria generally applied to customers with similar financial and investment profiles.

c)	Authorization: Persons wishing to formalize a discretionary portfolio management contract must request prior authorization from the Unit, which shall verify that they comply with the provisions of the preceding paragraph or, as the case may be, the application of the specific regulations. A denial shall be duly substantiated.

d)	Prior contracts: Contracts formalized prior to the effectiveness of the Regulations shall be adapted to the provisions set forth herein. Until such adaptation is carried out, Affected Persons shall direct the manager not to carry out any transaction in the Affected Securities.

Article 5. Limitations on Transactions in Affected Securities

1.	Affected Persons may not conduct Transactions in Affected Securities:

a)	When they have Non-Public Information concerning the Affected Securities or the issuer of such Affected Securities pursuant to the provisions of Article Seven of these Regulations.

b)	When expressly determined by the Unit in order to best comply with these Regulations.

2.	When Affected Persons—other than members of the Board of Directors—have any questions regarding the Transactions in Affected Securities, they shall submit them to the Corporate Resources Division, or to any other body of Iberdrola that may in future assume the duties of such Division, which may forward them to the Unit. Affected Persons shall refrain from taking any action until they have received an answer to their inquiry from the Corporate Resources Division or the body of Iberdrola that assumes its duties. The members of the Board of Directors shall follow the same procedure, submitting their questions to the Office of the Secretary of the Board, which will make a decision following consultation, if applicable, with the Unit.

3.	Transactions in Affected Securities shall be suspended for the seven (7) days preceding each presentation of profits or losses, which date shall be previously communicated by the Unit to the Affected Persons. The Unit may provide that the aforementioned period be greater and also apply the rules on suspension of Transactions in Affected Securities to other cases in which, because of their nature, such suspension is advisable, of which it shall notify the Affected Persons and inform the Audit and Compliance Committee at the next meeting held by it.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

4.	The Unit may resolve that the conduct of any Transactions in Affected Securities or of Transactions in Affected Securities whose amount exceeds a certain threshold be submitted for prior authorization, of which it shall notify the Affected Persons.

Article 6. Notification of Transactions in Affected Securities

1.	Within five (5) business days of carrying out any Transactions in Affected Securities, Affected Persons shall deliver to the Unit a report indicating the date, the holder, the type, the volume, the price of the transaction, the number and identity of the Affected Securities, the market on which the transaction has been carried out, the name of the Affected Person or, where applicable, the name of any of the persons mentioned in the second sub-section of Article Four above, as well as the broker through which the transaction was effected.

2.	Affected Persons—other than members of the Board of Directors—shall report to the Corporate Resources Division, or to the body of Iberdrola that assumes its duties, any portfolio management contracts executed by them within five (5) business days of the date of execution, and shall provide the above-mentioned body, on a semi-annual basis, with a copy of the information sent to them by the portfolio manager in relation to the Affected Securities, including the date, number, price and type of transactions conducted. Members of the Board of Directors shall send all notifications to the Office of the Secretary of the Board.

3.	The provisions of the foregoing paragraphs shall be deemed to be without prejudice to the obligations binding upon Directors and managers to report [information] to the National Securities Market Commission [Comision Nacional del Mercado de Valores] (CNMV) and/or to the Stock Exchanges. For purposes of the provisions of this Article, manager shall mean any senior-level officer who has habitual access to non-public information that is directly or indirectly related to the issuer and who, in addition, has the power to adopt management decisions affecting the future development and the business prospects of the issuer.

The Unit shall inform each of the persons to whom this sub-section applies of the obligation to comply with it.

TITLE HI. TREATMENT OF NON-PUBLIC INFORMATION AND OF

SIGNIFICANT INFORMATION

Article 7. Non-Public Information

1.	The heads of the various Divisions and/or persons in charge of financial or legal transactions under study or negotiation who receive or generate information that may qualify as Non-Public Information must report any such circumstance to the Unit on a case-by-case basis as soon as any such circumstance occurs, by a means which

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

adequately ensures the confidentiality of such information. The Unit may or may not determine the information to be Non-Public Information.

All Affected Persons, as well as Insiders, are required to be aware of and comply with the regulations and internal procedures established regarding the confidentiality of Non-Public Information. In addition, Affected Persons and Insiders shall at all times ensure that the Non-Public Information to which they have had access by reason of their duties is adequately safeguarded.

With respect to Non-Public Information, it shall be required to:

a)	Limit knowledge thereof strictly to persons inside or outside the Iberdrola Group on a need-to-know basis only.

b)	Keep a Registry of Insiders for each transaction, in accordance with the provisions of Article Three of these Regulations.

c)	Establish security measures for the custody, filing, reproduction and distribution of, and access to, the Non-Public Information.

d)	Monitor the changes in the market for the Affected Securities and the news reported by professional broadcasters of financial information and media regarding the Affected Securities.

e)	Immediately report to the Unit on the status of a transaction that is currently under way, or provide a preview thereof, in case of unusual changes in trading volumes or prices of the Affected Securities and reasonable signs exist that such changes are the result of the early, partial or distorted disclosure of the transaction.

f)	Subject transactions in the company’s stock or financial instruments based thereon to measures aimed at preventing investment or divestment decisions from being affected by the knowledge of Non-Public Information.

All persons in possession of Non-Public Information are required to refrain from engaging, whether for themselves or on behalf of others, directly or indirectly, in the following conduct:

a)	Preparing or carrying out any kind of transaction regarding the Affected Securities to which any such Non-Public Information may refer. This excludes preparing and carrying out transactions whose existence itself constitutes the Non-Public Information, as well as transactions effected pursuant to a pending obligation to acquire or transfer negotiable securities or financial instruments when such an obligation is contemplated in an agreement entered into before the person in question has come into possession of the Non-Public Information, or other transactions effected pursuant to applicable regulations.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

b)	Disclosing such information to third parties, other than in the normal course of work, business or duty.

c)	Recommending a third party to acquire or transfer the Affected Securities or to have someone acquire or transfer the Affected Securities based on the Non-Public Information.

Article 8. Confidential Documents

1.	Affected Persons and Insiders in possession of Confidential Documents shall act diligently in the use and handling thereof and shall be responsible for their custody and preservation and for keeping them confidential.

2.	Specifically, and without prejudice to any additional measures that may be established by the Unit, Confidential Documents shall be subject to the following rules regarding the use, handling and processing thereof:

a)	The persons in charge of the custody thereof shall be indicated. Such persons shall be those entrusted with coordination of the work to which the Non-Public Information refers.

In the case of electronic formats, adequate security mechanisms shall be established to limit access only to the persons in charge;

b)	They shall be marked “confidential,” with an indication that the use thereof is restricted. In the case of electronic formats, the confidential nature shall be indicated before the information can be accessed.

c)	They shall be kept in places set aside for such purposes, and designated rooms, cabinets, or electronic formats shall be determined for filing purposes and fitted or equipped with special protective measures.

d)	The reproduction of Confidential Documents shall require the authorization of the Director of the Area in charge of maintaining custody thereof. Recipients of reproductions or copies shall be advised of the prohibition against obtaining second copies and using the information for purposes other than those for which it was disclosed.

e)	The distribution of Confidential Documents shall preferably be by means of hand delivery when they are in hard-copy format. If this is not possible, protective measures shall be maximized, and the persons in charge of keeping custody of the Confidential Documents shall be responsible for any such distribution. If the distribution is in electronic format, exclusive access by the recipient of the Confidential Documents shall be ensured.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

f)	The disposal of Confidential Documents shall be handled in such a way as to ensure the complete destruction thereof.

3.	Divisions that handle Non-Public Information and any others determined by the Unit shall not allow access to their records, files and computer systems to any person who is not a member thereof, unless authorized by the Director in the customary decision-making processes previously established by Company Management.

Article 9. Significant Information

1.	All Significant Information shall be immediately reported to the CNMV as soon as the fact becomes known, the decision has been adopted or the agreement or contract has been signed, prior to the disclosure thereof by any other means. In addition, any significant change that has occurred in the Significant Information reported shall be disclosed to the market immediately by the same means. The content of the report shall be truthful, clear, complete and, when so required by the nature of the information, quantified so as not to lead to confusion or deception. Once reported to the CNMV, the Significant Information shall be disclosed on the Company’s website.

2.	Significant Information shall be reported to the CNMV by the General Secretary and/or the Secretary of the Board of Directors or, in the absence thereof, by the Vice-Secretary of the Board or such person as is designated by any of the former. Notice shall be given to the Unit within the deadlines and in accordance with the formalities established in applicable regulations.

3.	This duty of information shall not apply, provided that due confidentiality safeguards are maintained, to acts of analysis, preparation or negotiation prior to the adoption of decisions regarded as significant. In particular: (i) ongoing negotiations, or circumstances related thereto, when the outcome or normal progress of such negotiations may be affected by the public dissemination of the information, as well as (ii) the decisions adopted or the agreements entered into by the Company’s management decision-making body which require the approval of another body of the Company or of the Iberdrola Group to become effective, whenever the public dissemination of the information prior to such approval may jeopardize the correct assessment of the information by the market.

Notwithstanding the foregoing, the Company shall immediately disseminate the information if it cannot guarantee the confidentiality thereof.

4.	The Company shall not combine, in a manner that may be deceptive, the disclosure of Significant Information to the market with the commercialization of its activities.

5.	Meetings of a general nature with analysts, investors or the media shall be planned in advance so as to ensure that persons participating in any such meetings do not disclose

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Significant Information that has not been previously disclosed to the market as indicated in this article.

Article 10. Manipulation of Market Prices

1.	Affected Persons and Insiders shall refrain from preparing or engaging in any type of practice that distorts the free formation of prices on securities markets.

2.	Such transactions or orders include:

a)	Transactions or orders that provide or may provide false or misleading signs regarding the supply, demand, or price of negotiable securities or financial instruments.

b)	Transactions or orders that assure, through the concerted action of one or more persons, the price of one or more financial instruments at abnormal or artificial levels, unless the person who has engaged in the transactions or issued the orders can show legitimate reasons which are consistent with accepted market practices in the regulated market in question.

c)	Transactions or orders that use fictitious devices or any other form of deception or scheming.

d)	Transactions or orders that involve the disclosure of information through the media, including the Internet, or through any other medium, providing or which may provide false or misleading signs concerning financial instruments, including the spreading of rumors and false or misleading news, when the person disclosing them knows or should have known that the information was false or misleading.

3.	The following acts shall also be deemed to amount to practices that distort the free formation of prices:

a)	The acts of a person or of several persons acting in concert directed at ensuring for themselves a dominant position on the supply of or demand for a security financial instrument, resulting in the direct or indirect establishment of purchase or sale prices or other non-equitable trading conditions.

b)	The sale or purchase of a security or financial instrument at the close of the market with the effect of misleading investors who act on the basis of closing prices.

c)	Taking advantage of the occasional or periodic access to traditional or electronic media by expressing an opinion regarding a security or financial instrument or, indirectly, the issuer thereof, after having taken positions on such security or financial instrument and having thus benefited from the repercussions of the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

opinion expressed on the price of such security or financial instrument, without having simultaneously disclosed such conflict of interest to the public opinion in an adequate and effective fashion.

TITLE IV. CONFLICTS OF INTEREST

Article 11. Conflicts of Interest

1.	The provisions of this Article shall apply to Persons Subject to Conflict of Interest Rules, which term includes both Directors of the Company and Senior Managers and those persons designated by the Unit in view of the possibility that they be subject to potential conflicts of interest by reason of the position they hold at the Company or in its Group. The Unit shall inform such persons of their status as Persons Subject to Conflict of Interest Rules.

2.	A conflict of interest shall be deemed to be any situation in which the interests of the Company or of the companies forming part of the Iberdrola Group directly or indirectly clash with the personal interest of the Person Subject to Conflict of Interest Rules. A personal interest of the Person Subject to Conflict of Interest Rules shall be deemed to exist when the matter affects such person or another person related thereto.

3.	Directors of the Company shall be governed in this field by the provisions of the Regulations of the Board of Directors and the rules that the. Board of Directors may have made by way of implementation of such Regulations of the Board of Directors.

4.	Persons Subject to Conflict of Interest Rules other than the Directors of the Company shall comply with the following general operating principles:

a)	Independence: Persons Subject to Conflict of Interest Rules must at all times act with independent judgment, with loyalty towards the Company and its shareholders and regardless of their own or third parties’ interests. Accordingly, they must refrain from giving priority to their own interests at the expense of those of the Company.

b)	Abstention: Persons Subject to Conflict of Interest Rules must refrain from participating in or influencing the making of decisions that may affect the persons or entities with which a conflict exists and from accessing confidential information affecting such conflict.

c)	Communication: Persons Subject to Conflict of Interest Rules must notify the Corporate Resources Division of the Company of the conflicts of interest to which they are subject.

The provisions of this Article may be further elaborated upon by corresponding rules approved by the Board of Directors of the Company.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Article 12. Transactions with Persons Subject to Conflict of Interest Rules

Transactions between the Company or the companies forming part of its Group and any of the Persons Subject to Conflict of Interest Rules shall be carried out under arm’s length conditions and in compliance with such other rules as may be made by the Board of Directors of the Company by way of elaboration upon the provisions of this Article.

TITLE V. REGULATORY COMPLIANCE UNIT

Article 13. Regulatory Compliance Unit

1.	The Unit, a collective body reporting to the Office of the General Secretary, shall consist of the following members: the General Secretary, who shall preside over the Unit, the Director of Regulatory Compliance, who shall be the Director of the Unit and shall be appointed by the General Secretary of the Company, to whom he shall report, and at least one representative of each of the following Divisions of the Company: (i) the Strategy Division; (ii) the Economic and Financial Division; (iii) the Corporate Resources Division; and (iv) the Monitoring Division, or such bodies of Iberdrola as may in future assume the duties of such Divisions. The appointment or removal of the Director of the Unit shall be reported to the Audit and Compliance Committee. In addition, a Secretary of the Unit shall be appointed, who need not be any of the persons mentioned in this paragraph, whose duties shall include, among others, preparing the minutes of the meetings of the Unit.

2.	The Secretary General or the Director of the Unit may call other managers of the Company to attend the meetings of the Unit or seek their opinion at any time.

3.	The Unit shall ensure that these Regulations are observed, and its functions shall’ include:

a)	Promoting the awareness by Affected Persons and by the Iberdrola Group in general of these Regulations and other rules governing conduct with respect to the Securities Markets.

b)	Answering any questions or queries that may arise in connection with the content, interpretation, application or fulfillment of these Regulations that may be raised by the Corporate Resources Division or the Office of the Secretary of the Board, without prejudice to the possibility of submitting any questions to the Board of Directors.

c)	Determining the persons who are to be considered Affected Persons for purposes of these Regulations pursuant to the provisions of Article Two.

d)	Preparing and updating the Registry of Affected Persons as provided in Article Two above.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

e)	Informing the Affected Persons of their inclusion in the Registry of Affected Persons and of the other circumstances referred to in the third sub-section of Article Two above.

f)	Keeping a copy of the Registry of Affected Persons and of the Registries of Insiders in electronic format available to the supervising authorities, as provided in Articles Two and Three above.

g)	Determining the securities, instruments and contracts which are to be considered Affected Securities for purposes of these Regulations pursuant to the provisions of sub-section fourteen of Article One.

h)	Determining the Transactions in Affected Securities deemed to be prohibited pursuant to the provisions of letter b) of the first sub-section of Article Five.

i)	Determining the information to be considered as Non-Public Information for purposes of these Regulations pursuant to the provisions of Article Seven.

j)	Establishing and modifying criteria, definitions and procedures in connection with the duties and obligations prescribed in these Regulations when deemed necessary for a correct interpretation and implementation hereof.

k)	Determining the restricted-access records, files and electronic systems for the purpose of using, processing and handling Non-Public Information pursuant to the provisions of letter c) of the second sub-section of Article Eight.

1)	Identifying those persons, other than Directors of the Company and Senior Managers, who must be included in the concept of Persons Subject to Conflict of Interest Rules pursuant to the first sub-section of Article Eleven above.

m)	In general, developing the procedures and rules deemed appropriate for the application of these Regulations.

The Unit may request of the Corporate Resources Division, as well as of any other Division of Iberdrola, such data and information as it deems necessary for the performance of its duties.

The Unit shall inform to the Audit and Compliance Committee of the measures taken to promote knowledge of and ensure compliance with these Regulations and the applicable rules and regulations concerning the Securities Market at least on a quarterly basis, and whenever it may see fit or be required to do so.

In addition, the Unit shall notify both the Office of the Secretary of the Board of Directors and the Corporate Resources Division or the body of Iberdrola that assumes its duties of the conclusions and resolutions adopted by it in the performance of its duties.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

7.	The Unit may include in the Company’s Intranet a website to which all Affected Persons and the persons included in a Registry of Insiders will have access and which shall contain at least the following documents:

a)	The Regulations.

b)	The rules implementing the Regulations.

c)	A description of the interpretations of aspects of the Regulations that have given rise to questions.

d)	The forms required to seek authorizations or make any mandatory communications.

TITLE VI. BREACH AND EFFECTIVENESS OF THESE REGULATIONS

Article 14. Breach

Failure to comply with the provisions of these Regulations shall have the consequences provided for by applicable law.

Article 15. Effectiveness

These Regulations shall take effect thirty (30) days after satisfaction of the condition precedent. upon which the approval hereof has been made contingent by the Board of Directors.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

ANNEX

INTERNAL REGULATIONS FOR CONDUCT IN THE SECURITIES MARKETS OF

IBERDROLA. S.A. AND ITS GROUP OF COMPANIES

Consent Statement

To the Regulatory Compliance Unit

(with a copy to the General Secretary, Secretary of the Board of Iberdrola, S.A. or the Corporate Resources Division, if applicable)

The undersigned, ...................................................................................... hereby declares that he/she has received a copy of the restated text of the Internal Regulations for Conduct in the Securities Markets (the “Regulations”) and expressly states that he/she is in agreement with the rules contained therein.

Moreover, the undersigned declares that he/she directly or indirectly holds the following Affected Securities (as such term is defined in the Regulations):

Nature and number of Securities:...............................................................................

Issuing entity:..............................................................................................................

In addition, the undersigned declares that he/she has been informed:

(i)	That the improper use of the non-public information to which he/she may have access might amount to a very serious infringement provided for in Section 99 o) of Law 24/1998, of July 28, on the Securities Markets (“LMV”), a serious infringement contemplated in Section 100 x) of such Law, or the crime of abuse of non-public information in the stock exchange market contemplated in Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code.

(ii)	That the improper use of non-public information may be punished in the manner provided by Sections 102 and 103 of the LMV and by Section 285 of Organic Law 10/1995, of November 23, approving the Criminal Code, with fines, public reprimands, removal from office and imprisonment.

Finally, pursuant to the provisions of Organic Law 15/1999, of December 13, on the Protection of Personal Data, the undersigned has been informed that his/her data of a personal nature contained in this statement and on occasion of the notifications made in compliance with the Regulations shall be included in a computer file of ..................................................., who

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

is responsible for such file, domiciled at ............................................................., in order to comply with the provisions of the Regulations.

In addition, the undersigned declares that he/she has been informed that he/she may exercise the rights of access, rectification, deletion or opposition, based on the provisions of applicable law in connection therewith, by contacting in writing the person responsible for the file.

In ..............................., on this........................ day of 2...........

Signed:............................................

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.